SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of June 8, 2006

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On June 8, 2006, Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three months ended March 31, 2006. A copy of such press release and the registrant’s quarterly report for the three months ended March 31, 2006 are attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report for the three months ended March 31, 2006 for Global Crossing (UK) Telecommunications Limited.

99.2	Press release dated June 8, 2006, regarding Global Crossing (UK) Telecommunications Limited’s unaudited financial results for the three months ended March 31, 2006.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT

FOR THE THREE MONTHS

ENDED MARCH 31, 2006

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Income Statements (unaudited)

(in thousands)

		Three months ended March 31,
	Note	2005	2006
Revenue	3	£60,438	£58,604
Cost of sales		(35,696)	(34,695)

Gross profit		24,742	23,909

Distribution costs		(2,602)	(2,772)
Administrative expenses		(15,193)	(13,217)

		(17,795)	(15,989)

Operating profit		6,947	7,920
Finance revenue		487	446
Finance charges		(10,151)	(5,829)

(Loss)/profit before tax		(2,717)	2,537
Tax benefit	4	2,060	2,100

(Loss)/profit for the period		£(657)	£4,637

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statement of Changes in Equity (unaudited)

(in thousands)

	Share capital	Capital reserve	Hedging reserve	Accumulated deficit	Total
At December 31, 2004	£101	£23,062	£(2,398)	£(239,870)	£(219,105)
Gain on cash flow hedge taken to equity	—	—	514	—	514
Transfers to consolidated income statement on cash flow hedge	—	—	192	—	192
Loss for the period	—	—	—	(657)	(657)
Share based payment	—	201	—	—	201

At March 31, 2005	£101	£23,263	£(1,692)	£(240,527)	£(218,855)

At December 31, 2005	£101	£25,151	£1,908	£(231,878)	£(204,718)
Loss on cash flow hedge taken to equity	—	—	(609)	—	(609)
Transfers to consolidated income statement on cash flow hedge	—	—	(78)	—	(78)
Profit for period	—	—	—	4,637	4,637
Share based payment	—	471	—	—	471

At March 31, 2006	£101	£25,622	£1,221	£(227,241)	£(200,297)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2005	March 31, 2006
		(unaudited)
Non current assets
Intangible assets, net	£1,296	£1,192
Property, plant and equipment, net	129,005	125,890
Investment in associate	4	133
Retirement benefit asset	1,106	1,106
Derivative financial instrument	1,245	777
Trade and other receivables	3,669	3,248
Deferred tax asset	8,148	7,941

	144,473	140,287

Current assets
Trade and other receivables (including amounts receivable from related parties of £4,526 and £10,213, respectively)	59,954	50,935
Deferred tax asset	5,693	7,999
Derivative financial instrument	415	274
Cash and cash equivalents	44,847	48,771

	110,909	107,979

Total assets	£255,382	£248,266

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,704 and £7,937, respectively)	£(68,486)	£(61,214)
Senior secured notes	(13,997)	(13,997)
Deferred revenue	(30,823)	(30,955)
Provisions	(2,980)	(2,948)
Obligations under finance leases	(6,681)	(7,742)

	(122,967)	(116,856)

Non current liabilities
Trade and other payables	—	(795)
Senior secured notes	(195,097)	(193,857)
Deferred revenue	(103,850)	(101,026)
Retirement benefit obligation	(2,922)	(2,923)
Provisions	(11,603)	(11,149)
Obligations under finance leases	(23,661)	(21,957)

	(337,133)	(331,707)

Total liabilities	(460,100)	(448,563)

Net liabilities	£(204,718)	£(200,297)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	25,151	25,622
Hedging reserve	1,908	1,221
Accumulated deficit	(231,878)	(227,241)

Total Equity	£(204,718)	£(200,297)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Three months ended March 31,
	2005	2006
Operating activities:
(Loss)/profit for the period	£(657)	£4,637
Adjustments for:
Finance costs, net	9,664	5,383
Income tax	(2,060)	(2,100)
Depreciation of property, plant and equipment	4,520	5,288
Amortization of intangible assets	245	186
Share based payment expense	201	471
Loss/(gain) on disposal of property, plant and equipment	412	(46)
Increase/(decrease) in provisions	202	(686)
Other	(59)	(128)

Operating cash flows before movements in working capital	12,468	13,005
Decrease/(increase) in trade and other receivables	(4,675)	8,740
Decrease in trade and other payables	(2,007)	(12,756)

Cash generated from operations	5,786	8,989
Interest paid	(905)	(440)

Net cash provided by operating activities	£4,881	£8,549

Investing activities:
Interest received	£488	£1,049
Proceeds from disposal of property, plant and equipment	—	8
Purchase of property, plant and equipment	(2,492)	(4,570)

Net cash used in investing activities	£(2,004)	£(3,513)

Financing activities:
Repayment of capital elements under finance leases	£(1,639)	£(1,112)

Net cash used in financing activities	£(1,639)	£(1,112)

Net increase in cash and cash equivalents	£1,238	£3,924
Cash and cash equivalents at the beginning of period	21,193	44,847

Cash and cash equivalents at the end of period	£22,431	£48,771

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies, marketing these services through two channels, commercial enterprise services and carrier services.

The Company is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“Bidco”), a company organized under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

2. Accounting Policies

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2005 annual report filed with the Securities and Exchange Commission (“SEC”) on Form 20-F. These financial statements are as of and for the period ended March 31, 2006 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2005 annual report on Form 20-F. These condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

3. Revenue

Substantially all revenue arises from sales to customers in the United Kingdom. Revenues for the three months ended March 31, 2005 and 2006 consist of the following:

	Three months ended March 31,
	2005	2006
	(in thousands)
Provision of telecommunication services	£59,244	£57,340
Long term indefeasible rights to use (“IRU”) agreements	1,194	1,264

Revenue from customers	60,438	58,604
Finance revenue	487	446

Total revenue	£60,925	£59,050

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers located in the UK. The enterprise customers are made up of public sector clients, participants in the rail industry and other commercial organizations. The carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominately in the UK.

The following represents a summary of revenue by type of customer:

	Three months ended March 31,
	2005	2006
	(in thousands)
Enterprise	£55,901	£53,752
Carrier data	4,125	4,237

	60,026	57,989
Carrier voice	412	615

Revenue from customers	£60,438	£58,604

4. Taxation

	Three months ended March 31,
	2005	2006
	(in thousands)
Deferred income tax
Relating to origination and reversal of temporary differences	£2,060	£2,100

Income tax credit reported in the condensed consolidated income statement	£2,060	£2,100

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

5. Analysis of changes in net debt

	Cash and cash equivalents	Finance leases	Senior Secured Notes	Total
	(in thousands)
At December 31, 2005	£44,847	£(30,342)	£(209,094)	£(194,589)
Cash flows	3,924	1,112	—	5,036
Other changes	—	(469)	1,240	771

At March 31, 2006	£48,771	£(29,699)	£(207,854)	£(188,782)

6. Restructuring

As a result of the slowdown in the telecommunications industry, GCL’s Board of Directors approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The table below details the movements in the restructuring reserve for the three months ended March 31, 2006:

Facility closures
(in thousands)
Balance at December 31, 2005	£9,311
Amounts charged to the condensed consolidated income statement	341
Adjustment from unwinding of discount	96
Utilized in the period	(861)

Balance at March 31, 2006	£8,887

This provision is composed of continuing building lease obligations and estimated decommissioning costs and broker commissions for the restructured sites (aggregating £38.9 million as of March 31, 2006), offset by anticipated receipts from existing and future third-party subleases. As of March 31, 2006, anticipated third-party sublease receipts were £30.0 million, representing £15.7 million from subleases already entered into and £14.3 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

7. Related parties

Transactions with Group Companies

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. The Company provides capacity and other services on its network to the GC Group, and certain of its personnel who may have functional responsibilities for both its business and GC Group’s European and global businesses. The Company also shares tax losses accrued by it and some of its affiliates with other UK entities of the GC Group.

The costs of these functions and services have been historically allocated on the basis that the GC Group believes is a reasonable reflection of the utilization of each service provided or the benefit received by each of the Group Companies. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Company if it had performed these functions or received these services as a stand-alone entity.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

In connection with its recapitalization during the fourth quarter of 2004, the Company formally entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004 to document the way these relationships are governed and formalize the method of payment for the services. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that had previously informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each intercompany agreement, which may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the indenture governing the Company’s senior secured notes or the maturity, redemption or defeasance of the senior secured notes, in each case pursuant to the terms of the indenture governing the notes.

Under the terms of the indenture governing the senior secured notes, GCUK is permitted to loan cash to GCL and other Group companies. There were no loans due to or from group companies at December 31, 2005 and March 31, 2006. See note 9, for amounts loaned to group companies subsequent to March 31, 2006.

There have been no material changes in the nature of the related party transactions with Group Companies during the three months ended March 31, 2006. The nature of these transactions are described in the audited consolidated financial statements and related notes included within the Company’s annual report on Form 20-F. The following presents a summary of the total cost of/(income for) the services included in costs of sales and administrative expenses in the condensed consolidated profit and loss accounts for the periods indicated:

	Three months ended March 31,
	2005	2006
	(in thousands)
Corporate services	£2,355	£1,737
Shared resources	157	241
Voice termination services	(1,593)	(1,013)
Other transactions	26	40

	£945	£1,005

As at December 31, 2005 and March 31, 2006, the intercompany receivables balances were £4.5 million and £10.2 million, respectively, and intercompany payables balances were £6.7 million and £7.9 million, respectively.

8. Contingencies

UK Office of Fair Trading

In 2002, an investigation was commenced by the United Kingdom Office of Fair Trading (“OFT”) regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement collectively to boycott a location within the UK as a location for the landing of subsea telecommunications cables. The Company responded to that investigation in 2002 denying the allegation.

In August 2003, the OFT extended its investigation in respect of allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the UK. The Company responded to that investigation in October 2003, denying that it had engaged in any illegal activities. The Company cooperated fully with the investigation

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

and has supplied additional factual materials including a number of formal witness statements. By a letter dated January 24, 2006, the OFT notified the Company that it had provisionally decided to close both investigations. The Company expects that this provisional decision will be formally ratified in the very near future.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated balance sheet, consolidated profit and loss accounts or consolidated cash flow statements.

9. Subsequent Events

Excess cash offer

As required by the indenture governing the senior secured notes, within 120 days after the end of the period beginning on December 23, 2004 and ending December 31, 2005 and for each twelve month period thereafter, GCUK must offer (the “Annual Repurchase Offer”) to purchase a portion of the senior secured notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of “Designated GCUK Cash Flow” from that period. “Designated GCUK Cash Flow” means GCUK’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the indenture governing the senior secured notes. On April 18, 2006, GCUK commenced its Annual Repurchase Offer for the period from December 23, 2004 to December 31, 2005 and offered to purchase for cash up to £14.7 million in principal amount plus accrued interest of the senior secured notes. The Annual Repurchase Offer expired on May 17, 2006. There were no valid tenders, not withdrawn, of the US dollar or sterling denominated notes in the offer.

Loans to Group Companies

Following approval by the Company of an intercompany credit agreement dated April 12, 2006, (the “credit agreement”), the Company made loans to Global Crossing Europe Limited (“GCE”) of £17.1 million in April 2006 as permitted under the indenture governing the senior secured notes. These loans were repaid in May 2006. Further loans of £26.7 million were made in May 2006 after the expiration of the Annual Repurchase Offer. The terms of the credit agreement include a parent guarantee from GCL. The loans are denominated in US dollars. The loan balances currently outstanding relate to loans made using GCUK’s Eligible Excess Cash, defined within the indenture governing the senior secured notes as excess cash remaining after the consummation of the Annual Repurchase Offer, have an effective interest rate of 13.5% and mature coincidentally with the principal outstanding on the senior secured notes.

10. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with IFRS, which differs in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”). Such differences involve methods for measuring the amounts in the condensed consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between IFRS and US GAAP applicable to the Company are quantified and described below. A discussion of the material differences in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with IFRS from the principles, practices and methods generally accepted in the United States of America is included within the Company’s 2005 annual report on Form 20-F. There have been no new material variations between IFRS and US GAAP accounting principles, practices and methods used in preparing these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

Condensed consolidated (loss)/profit & condensed consolidated shareholder’s equity

The effects of the application of US GAAP on the condensed consolidated (loss)/profit are set out below:

	Three months ended March 31,
	2005	2006
	(in thousands)
(Loss)/profit under IFRS	£(657)	£4,637
Push down of fresh start accounting:
Deferred income	(1,172)	(1,141)
Long term IRU agreements	(274)	(87)
Restructuring costs	(1)	126
Pensions	(4)	1
Dilapidation provisions	82	33
Share based compensation	(26)	(154)
Income taxes	(1,435)	(2,017)

(Loss)/income under US GAAP	£(3,487)	£1,398

The effects of the application of US GAAP on the condensed consolidated shareholder’s equity are set out below:

	December 31, 2005	March 31, 2006
	(in thousands)
Equity reported under IFRS	£(204,718)	£(200,297)
Push down of fresh start accounting:
Reset equity	88,076	88,076
Deferred income	(10,975)	(12,116)
Amortization of intangibles	(1,444)	(1,444)
Long term IRU agreements	(760)	(847)
Restructuring costs	4,126	4,252
Pensions	(22)	(21)
Dilapidation provisions	319	352
Income taxes	(8,905)	(8,733)

Equity under US GAAP	£(134,303)	£(130,778)

Condensed consolidated statements of other comprehensive (loss)/income

The following presents the Company’s condensed consolidated statements of comprehensive (loss)/income prepared in accordance with US GAAP:

	Three months ended March 31,
	2005	2006
	(in thousands)
(Loss)/profit, under US GAAP	£(3,487)	£1,398
Other comprehensive income:
Unrealized gain/(loss) on derivative financial instrument	706	(687)

Comprehensive (loss)/income under US GAAP	£(2,781)	£711

There are no material tax effects related to the items included above.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

Additional US GAAP Disclosures

Share-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 123R, “Share Based Payment,” (“SFAS 123R”) using the modified prospective method. SFAS 123R requires all share-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Prior to the adoption of SFAS 123R, stock-based compensation expense was recognized using the fair value provisions of SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) which the Company adopted on December 9, 2003. The fair value method under SFAS 123R is similar to the fair value method under SFAS 123 with respect to measurement and recognition of stock-based compensation expense, except that SFAS 123R requires an estimate of future forfeitures whereas SFAS 123 permitted recognizing the impact of the forfeitures as they occur. As the Company estimated the impact of future forfeitures for the majority of its share-based payment plans upon adoption of SFAS 123, the impact on the Company’s consolidated results of operations or financial position of adopting SFAS 123R over the remaining service period is not considered to be significant. SFAS 123R also requires the realization of tax benefits in excess of amounts recognized for financial reporting purposes to be recognized as a financing activity rather than an operating activity in the consolidated statement of cash flows.

The Company recognized £0.2 million and £0.5 million of non-cash stock related expenses during the three months ended March 31, 2005 and 2006, respectively. The stock-related expenses for each period reflect stock-based awards outstanding during such periods, including awards granted both prior to and during such periods.

During the three months ended March 31, 2006, certain management employees of the Company were awarded an aggregate of 8,800 restricted stock units which vest on March 7, 2009 and 10,600 performance share opportunities which vest on December 31, 2008, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved and (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved. No payout will be made for performance below threshold, and the payout for performance above maximum is capped at 150% of the target opportunity. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2006 and 2007 earnings, cash use, and adjusted gross margin attributable to GCL’s enterprise, carrier data and indirect channel segment.

During the three months ended March 31, 2006, the Board of Directors of GCL adopted the 2006 Annual Bonus Program (the “2006 Bonus Program”). The 2006 Bonus Program is an annual bonus applicable to substantially all employees of the Group, which is intended to retain such employees and to motivate them to help the Group achieve its financial goals. Each participant is provided a target award under the 2006 Bonus Program expressed as a percentage of base salary. Actual awards under the 2006 Bonus Program will be paid only if GCL achieves specified earnings and cash flow goals. Bonus payouts under the 2006 Bonus Program will be made half in cash and half in fully vested shares of common stock of GCL; provided that the Compensation Committee of the Board of Directors of GCL retains discretion to use cash rather than shares as the Committee deems fit. To the extent common shares are used for payment of bonus awards, such shares shall be valued based on the closing price on the NASDAQ National Market on the date financial results are certified by the Compensation Committee and the Board of Directors of GCL.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our 2005 annual report on Form 20-F

All references in this quarterly report to:

•	“we,” “us,” “our,” the “Company” and “GCUK” refer to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries;

•	the “issuer” refer to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the issuer of the 10.75% US dollar denominated senior secured notes and the 11.75% sterling denominated senior secured notes guaranteed by us and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCL,” “Global Crossing,” “our parent” and “our parent company” refer to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“Bidco,” “our immediate parent” and “our immediate parent company” refer to Global Crossing (Bidco) Limited, a company organized under the laws of England and Wales and our direct parent company by which we are directly wholly owned, and which is indirectly wholly owned by GCL;

•	“group companies” and “GC Group” refers to the group of companies owned directly or indirectly by GCL, including us;

•	“2005 annual report” and “annual report” refer to the annual report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 18, 2006; and

•	“senior secured notes” and “notes” refer to the US dollar denominated senior secured notes and the sterling denominated senior secured notes issued by the issuer on December 23, 2004 and to the US dollar denominated senior secured notes and the sterling denominated senior secured notes issued by the issuer on September 26, 2005 pursuant to the registered exchange offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies. Such risks, uncertainties and other important factors include, but are not limited to, statements regarding:

•	deficiencies we have identified in our internal controls and the possible difficulties and delays we face in improving such controls;

•	the level of competition in the marketplace;

•	technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in our customer contracts;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	a change of control could lead to the termination of many of our government contracts;

•	the covenants in our indenture restrict our financial and operational flexibility;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of next generation products;

•	the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s action, which may conflict with our interests together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur; and

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary and the principal UK business of GCL.

First Quarter 2006 Highlights

During the first quarter of 2006, we posted a net profit of £4.6 million up from a loss of £0.7 million in the first quarter of 2005. Operating profit increased from £6.9 million in the first quarter of 2005 to £7.9 million in the first quarter of 2006. This was driven by lower cost of sales and administrative costs and an increase in distribution costs offset by a decline in revenues.

Revenues for the first quarter of 2006 were down 3% compared with the first quarter of 2005. This was primarily due to (i) the continuing run off of contract losses with Her Majesty’s Revenue and Customs (“HMRC”, into which Her Majesty’s Customs and Excise merged) and the Department for Work and Pensions (“DWP”), of which GCUK received notification in 2004 and (ii) pricing reductions for certain telecommunication services. The decrease in revenues was partially offset by additional revenues from the British Council contract. Revenue from the British Council contract continues to grow, together with revenues from other recently signed contracts.

Regulatory

Following OFCOM’s publication in September 2005 of its Telecoms Strategic Review which detailed some 230 undertakings given by BT, BT has been working with the industry to implement the substantive structural, product and governance changes required.

These various developments have been broadly accepted in the telecommunications industry as positive although the implementation of the required changes has not been completed.

The impact of the implementation of BT’s 21st Century Network continues to be assessed carefully by our business and we remain of the opinion that this is a positive move forward for the industry, and one which is supportive to the overall competitive environment. In late March 2006, a new industry body known as NGN UK was established which will address the essential aspects of the future interworking of IP networks. We are involved in a number of workstreams that have been and are being established both under NG NUK and other industry bodies to develop the framework that will govern future network, service and system interworking.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), the application of which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statement presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2005 annual report on Form 20-F, as management believes there have been no significant changes regarding our critical accounting policies since such time.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with group companies during the three months ended March 31, 2006. See “Relationship with our Parent Company and its Affiliates—Operational Relationships” in our 2005 annual report on Form 20-F.

Financial Relationships

We expect that we will, from time to time, upstream cash to our parent and other Group companies, subject to the restrictions in the covenants in the indenture governing our senior secured notes (“indenture”) and as permitted by English law.

Loans to Group Companies

Following approval by the Company of an intercompany credit agreement dated April 12, 2006, (the “credit agreement”), the Company made loans to Global Crossing Europe Limited (“GCE”) of £17.1 million in April 2006 as permitted under the indenture governing the senior secured notes. These loans were repaid in May 2006. Further loans of £26.7 million were made in May 2006 after the expiration of the Annual Repurchase Offer, as defined below under “Liquidity and Capital Resources”. The terms of the credit agreement include a parent guarantee from GCL and are denominated in US dollars. The loan balances currently outstanding relate to loans made using GCUK’S Eligible Excess Cash, defined within the indenture governing the senior secured notes, as excess cash remaining after consummation of the Annual Repurchase Offer, as defined below under “Liquidity and Capital Resources”, have an effective interest rate of 13.5% and mature coincidentally with the principal outstanding on the senior secured notes.

Our parent’s ability to fund its business plan is subject to certain risks and uncertainties. See “Key Information—Risk Factors” in our 2005 annual report on Form 20-F. Based on current business projections, our parent company expects to have sufficient liquidity available to fund its operations until the point in time during the second half of 2006 when it expects to start generating positive cash flow.

On April 21, 2006, GCL filed a universal shelf registration statement with the SEC, which allows GCL to publicly offer up to US $500 million in common stock, debt securities or warrants for sale at various times at prices and terms to be determined at the time of the offering. On May 30, 2006, GCL closed concurrent public offerings of common stock and senior convertible notes. GCL completed a common stock offering of 12 million shares priced at US $20.00 per share and US $143.8 million (US $125.0 million original issuance plus the exercise of the underwriters option for an additional US $18.8 million) in aggregate principal amount of convertible notes due in 2011. The net cash proceeds after deduction of underwriter discounts, commissions and expected offering expenses is approximately US $370.8 million. The underwriters have also been granted an option to purchase at the public offering price up to an additional 1.8 million shares of common stock which is set to expire in June 2006.

Results of Operations for the three months ended March 31, 2005 and 2006

The following table summarizes our profit and loss accounts for the three months ended March 31, 2005 and 2006.

	Three months ended March 31,
	2005	2006	Change	% Change
	(in thousands)
Revenue	£60,438	£58,604	£(1,834)	(3.0)%
Cost of sales	(35,696)	(34,695)	1,001	2.8%

Gross profit	24,742	23,909	(833)	(3.4)%

Operating expenses:
Distribution costs	(2,602)	(2,772)	(170)	(6.5)%
Administrative expenses	(15,193)	(13,217)	1,976	13.0%

	(17,795)	(15,989)	1,806	10.1%

Operating profit	6,947	7,920	973	14.0%
Finance charges, net	(9,664)	(5,383)	4,281	44.3%
Tax benefit	2,060	2,100	40	1.9%

(Loss) / profit for the period	£(657)	£4,637	£5,294	NM

NM—not meaningful

Discussion of all significant variances

Revenue

	Three months ended March 31,
	2005	2006	Change	% Change
	(in thousands)
Enterprise	£55,901	£53,752	£(2,149)	(3.8)%
Carrier data	4,125	4,237	112	2.7%

	60,026	57,989	(2,037)	(3.4)%
Carrier voice	412	615	203	49.3%

Total	£60,438	£58,604	£(1,834)	(3.0)%

Our revenue decreased in the first quarter of 2006 compared with the same period in 2005 as a result of (i) declines in revenue from HMRC and the DWP due to the continuing run off as they transition to alternative service providers; and (ii) pricing reductions for certain telecommunication services. These reductions were partially offset by additional revenue from the British Council contract and other recently signed contracts.

Cost of Sales

	Three months ended March 31,
	2005	2006	Change	% Change
	(in thousands)
Cost of access	£18,347	£18,030	£(317)	(1.7)%
Customer-specific costs(1)	7,093	6,649	(444)	(6.3)%
Depreciation and amortization	5,511	5,551	40	0.7%
Third-party maintenance	4,745	4,465	(280)	(5.9)%

	£35,696	£34,695	£(1,001)	(2.8)%

(1)	For operating leases and cost-plus arrangements only.

Cost of sales decreased in the first quarter of 2006 compared with the same period in 2005 as a result of (i) lower cost of access in line with lower revenue; (ii) reductions in customer specific costs primarily due to contractual reductions in operating lease charges; and (iii) successful replacement of certain third-party maintenance contracts that expired in 2005.

Operating Expenses

Administrative Expenses. The decrease in our administrative expenses in the first quarter of 2006 compared with the same period in 2005 was primarily due to reductions in our management fees, office costs and professional services. Our management fee (comprised of costs charged under the corporate services and shared services agreements) was lower by £0.5 million due to reduced corporate overheads. Office expenses and facilities costs were lower due primarily to a decrease in restructuring expenses related to facility closures. During the first quarter of 2005 we incurred (i) additional facility closure restructuring charges as a result of a reduction in our estimated sublease payments under the 2003 and prior restructuring plans, and (ii) professional services costs, some of which were one-time in nature due to preparations for our increased reporting requirements and the completion of the original unregistered offering of senior secured notes made in December 2004 pursuant to Rule 144A and Regulation S under the United States Securities Act of 1933, together with preliminary work in commencing a registered exchange offer in respect of the senior secured notes. We did not incur certain of these costs in the first quarter of 2006.

Finance Charges, net. The decrease in the first quarter of 2006 compared with the same period in 2005 was due to a favorable exchange rate movement on the senior secured notes resulting in an unrealized £1.5 million gain on foreign exchange in the three months ended March 31, 2006 against an unrealized £2.5 million loss in the three months ended March 31, 2005.

Taxation

During the first quarter of 2006, we recognized a £2.1 million increase in our deferred tax asset due to sufficient positive evidence of the future realization of our tax assets which had been created by prior years’ losses.

Liquidity and Capital Resources

Financial Condition and liquidity

At March 31, 2006, our available liquidity consisted of £48.8 million of unrestricted cash and cash equivalents.

Our liquidity requirements arise primarily from capital expenditure, interest expense, and to a lesser extent, working capital requirements. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs. We expect that we will, from time to time, upstream cash to our parent and other group companies. In view of the losses that we have accumulated, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent are likely to be by way of intercompany loans. The terms of any intercompany loan made by us to our parent or its subsidiaries will be determined by our board of directors, in light of the restrictions in the indenture covenants and our ongoing liquidity requirements. See “Relationships with our Parent Company and its Affiliates” under this item for a description of intercompany debt arrangements made by GCUK with our parent and other group companies.

As required by the indenture governing the senior secured notes, within 120 days after the end of the period beginning on December 23, 2004 and ending December 31, 2005 and for each twelve month period thereafter, GCUK must offer (the “Annual Repurchase Offer”) to purchase a portion of the senior secured notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of “Designated GCUK Cash Flow” from that period. “Designated GCUK Cash Flow” means GCUK’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the indenture governing the senior secured notes. On April 18, 2006, GCUK commenced its Annual Repurchase Offer for the period from December 23, 2004 to December 31, 2005 and offered to purchase for cash up to £14.7 million in principal amount plus accrued interest of the senior secured notes. The Annual Repurchase Offer expired on May 17, 2006. There were no valid tenders, not withdrawn, of the US dollar or sterling-denominated notes in the offer.

Indebtedness

At March 31, 2006, we had £207.9 million of outstanding indebtedness relating to the senior secured notes. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, in our 2005 annual report on Form 20-F, for a description of the senior secured notes. We are in compliance with all covenants under the indenture for the senior secured notes.

Cash Flow activity for the three months ended March 31, 2006

The following table is a summary of our consolidated statement of cash flows:

	Three months ended March 31,
	2005	2006	Change	% Change
	(in thousands)
Net cash provided by operating activities	£4,881	£8,549	£3,668	75.1%
Net cash used in investing activities	(2,004)	(3,513)	(1,509)	(75.3)%
Net cash used in financing activities	(1,639)	(1,112)	527	32.2%

Net increase in cash and cash equivalents	£1,238	£3,924	£2,686	NM

NM—not meaningful

Net Cash Flow from operating activities

Net cash provided by operating activities was £4.9 million and £8.5 million, respectively, for the three months ended March 31, 2005 and 2006 primarily resulting from the change in operating profit after adding back certain non-cash items. Changes in operating working capital used in operating activities were £6.7 million and £4.0 million, respectively, for the three months ended March 31, 2005 and 2006. Changes in operating working capital are subject to significant variability from quarter to quarter depending on the timing of operating cash receipts and payments together with customer billing cycles and supplier invoicing. We incur interest expenditure on our finance leases and senior secured notes. Interest expenditure fluctuates from period to period as additional assets are covered by our finance leases and as the current portion of finance leases expires.

Net Cash Flow from investing and financing activities

We recognize interest income on our cash and cash equivalents. During the three months ended March 31, 2006, capital expenditure increased by £2.1 million when compared to the first three months of 2005 primarily due to the security accreditation of our Customer Network Operations Centre, the fit out of our London head office and the installation of SAP.

Finance Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At March 31, 2006, the total liability under the Network Rail lease was £22.7 million, a decrease of £0.6 million during the three months ended March 31, 2006. The other finance leases have a total liability of £7.0 million outstanding and include voice equipment supporting various customers in addition to our own private branch exchanges. Obligations under finance leases are recognized in current and non current liabilities.

Off-Balance Sheet Arrangements

We no longer guarantee any indebtedness of our parent company.

Contractual Obligations

There has been no material change to our contractual cash commitments during the three months ended March 31, 2006.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures primarily designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Although not currently required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report on Form 6-K, management, with the participation of our Managing Director (the principal executive officer) and UK Finance Director (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. As part of this review, we considered the evaluation by our parent company of the disclosure controls and procedures of the GC Group, including ourselves, as discussed in GCL’s annual report on Form 10-K. We also considered control matters which had arisen in 2005 as described in our 2005 annual report on Form 20-F. Based upon this review, we have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of March 31 2006 due to deficiencies in internal control over financial reporting. These deficiencies, which were previously identified as a material weakness in internal control over financial reporting as of December 31, 2005 in our 2005 annual report on Form 20-F, can be summarized as a failure to maintain appropriate controls over the calculating, recording and reporting of depreciation expense. Please see our 2005 annual report on Form 20-F for a further description of this material weakness and a description of our remediation plan. Although we have taken significant measures to remediate the material weakness, as explained in our 2005 Form 20-F, including the item noted below, we do not expect to complete testing of these control enhancements until later in 2006 and we do not believe that, as of March 31, 2006, the new measures had been in operation for a sufficient period of time to ensure remediation of the previously identified material weaknesses related to our IFRS financial statements and our standalone US GAAP financial statements.

Changes in Internal Control over Financial Reporting

During the first quarter of 2006, we significantly enhanced our internal control over financial reporting by implementing a SAP enterprise software system effective January 1, 2006. SAP is the enterprise software system GCL uses for its consolidated financial reporting. Extending the SAP system to GCUK enhances internal control by integrating GCUK’s financial reporting into GCL’s consolidated financial reporting and eliminating the need for additional systems and manual interfaces.

Exhibit 99.2

Global Crossing Reports

GCUK’s First Quarter 2006 Results

•	Company generated 14 million pounds sterling in EBITDA and 4 million pounds sterling in cash.

•	Excess cash tender offer completed, with no valid tenders at close of offering period.

•	Revenue will begin to grow in the second quarter of 2006.

FOR IMMEDIATE RELEASE: THURSDAY, JUNE 8, 2006

London — Global Crossing (NASDAQ: GLBC) today announced unaudited financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK) for the first quarter of 2006.

Highlights

GCUK continued to generate positive cash and EBITDA (as defined below) in the first quarter. Highlights of the company’s performance also included securing several prominent customer contracts announced during the quarter, including the Crown Prosecution Service, Learning and Skills Council and Domino Printing.

“Our business in the UK is solid, profitable and geared for growth,” said John Legere, Global Crossing’s chief executive officer. “We’ve built it on long-term relationships that we’re in the process of expanding, and we’ve added new network and service capabilities in the past quarter that will help us meet the growing demand for our global IP capabilities.”

In a step that will further enhance GCUK’s key position in the government sector, the company expects soon to receive government accreditation, signalling that GCUK’s dedicated government IP VPN network, the associated management systems and processes, and physical security measures meet the government’s stringent security standards. Technical aspects of this accreditation provide a formal level of assurance akin to EAL-2, not only for the dedicated MPLS network but also for associated management systems. This increased level of government-approved security compliance builds on the fact that GCUK is the only UK service provider to operate a physically and logically separate IP VPN network for government users, isolating this traffic from the Internet and other commercial customers.

Revenue and Margin

GCUK’s revenue for the first quarter of 2006 was 59 million pounds sterling, compared with 60 million pounds sterling in the fourth quarter of 2005. “Invest and grow” revenue – that is, revenue from global enterprises, collaboration and carrier data customers – accounted for 99 percent of total revenue in the quarter. The company expects that revenues will grow modestly in the second quarter, when new contract wins should begin to drive revenue growth.

Adjusted gross margin (as defined in table 7) was 41 million pounds sterling or 69 percent of revenue for the first quarter, compared to 42 million pounds sterling or 70 percent of revenue in the fourth quarter of 2005.

Earnings

GCUK’s earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter of 2006, as defined in Table 5 that follows, was 14 million pounds sterling, compared with 18 million pounds sterling in the fourth quarter of 2005. The sequential variance resulted primarily from a 5 million pounds sterling property tax rebate awarded to the company in the fourth quarter of 2005, which positively impacted that quarter.

GCUK’s net income for the first quarter of 2006 was 5 million pounds sterling, compared with net income of 10 million pounds sterling in the fourth quarter of 2005. The difference resulted primarily from the sequential change in EBITDA.

Cash Position

As of March 31, 2006, GCUK had 49 million pounds sterling of cash and cash equivalents. During the first quarter of 2006, GCUK generated 4 million pounds sterling of cash, after using 6 million pounds sterling for capital expenditures and finance leases.

In April GCUK offered 15 million pounds sterling to purchase a portion of its notes issued in December 2004 at par as required by the indenture governing the notes. There were no valid tenders for either the U.S. dollar- or sterling-denominated notes when the offer closed. After the closing of the tender offer, GCUK loaned 27 million pounds sterling to Global Crossing Europe Limited through an intercompany credit agreement in May 2006. The loans were made in accordance with the relevant provisions of the indenture governing the notes.

Consistent with the Securities and Exchange Commission’s (SEC’s) Regulation G, the attached schedules include definitions of EBITDA and adjusted gross margin, which are non-GAAP financial metrics, as well as reconciliations of such measures to the most directly comparable financial metrics calculated and presented in accordance with International Financial Reporting Standards (IFRS).

International Financial Reporting Standards

GCUK’s results reported here include unaudited financial results for the first quarters of 2006 and 2005 and audited consolidated balance sheet at December 31, 2005 in accordance with IFRS, as adopted by the European Union. GCUK’s first quarter 2006 and 2005 results were included in Global Crossing’s consolidated results previously reported on May 10, 2006, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Conference Call

Management has scheduled a conference call for Thursday, June 8, 2006 at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 896 6169 or +44 (0) 870 001 3144. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, June 8, 2006 beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Thursday, June 15, 2006 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21292671. UK callers may access the replay by dialing +44 (0) 870 000 3081 or 0800 692 0831 and entering reservation number 21292671.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to the strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

Global Crossing (UK) Telecommunications operates a high-capacity UK network comprising over 5,600 route miles of fiber optic cable connecting 150 towns and cities and reaching within just over one mile of 64 percent of UK businesses. The UK network is linked into the wider Global Crossing network that connects more than 300 major cities in 28 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe.

ABOUT GLOBAL CROSSING

Global Crossing provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 300 cities in 28 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. Global Crossing’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. Global Crossing offers a full range of managed data and voice products including Global Crossing IP VPN Service, Global Crossing Managed Services and Global Crossing VoIP services, to 36 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs.

Please visit www.globalcrossing.com for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the material weakness in the company’s internal controls and the possible difficulties and delays it faces in improving such controls; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; covenants in the senior notes indenture which restrict financial and operational flexibility; slower than anticipated adoption by the industry of next generation products; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of the company’s directors; exposure to unreserved contingent liabilities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Kendra Langlie

Latin America

+ 1 305 808 5912

LatAmPR@globalcrossing.com

Mish Desmidt

Europe

+ 44 (0) 1256 732 866

EuropePR@globalcrossing.com

Analysts/Investors Contact

Laurinda Pang

+ 1 800 836 0342

glbc@globalcrossing.com

IR/PR1

7 Financial Tables Follow

Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues (unaudited)

Results below are in pounds sterling in thousands.

	Quarter Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£57,989	£60,026
Wholesale voice	615	412

Consolidated revenues	£58,604	£60,438

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations (unaudited)

Results below are in pounds sterling in thousands.

	Quarter Ended
IFRS in IFRS Reporting Format	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)

Revenue	£58,604	£60,438
Cost of sales	(34,695)	(35,696)

Gross profit	23,909	24,742
Distribution costs	(2,772)	(2,602)
Administrative expenses	(13,217)	(15,193)

Operating profit	7,920	6,947
Finance revenue	446	487
Finance charges	(5,829)	(10,151)

Profit (loss) before tax	2,537	(2,717)
Tax benefit	2,100	2,060

Profit (loss) for the period	£4,637	£(657)

	Quarter Ended

IFRS in U.S. Reporting Format	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
REVENUES	£58,604	£60,438
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(18,030)	(18,347)
Real estate, network and operations	(9,723)	(8,200)
Third party maintenance	(4,465)	(4,745)
Cost of equipment sales	(5,609)	(5,860)

Total cost of revenue	(37,827)	(37,152)

Selling, general and administrative	(7,649)	(10,506)
Depreciation and amortization	(5,883)	(5,863)

Total operating expenses	(51,359)	(53,521)

OPERATING INCOME	7,245	6,917
OTHER INCOME (EXPENSE):
Interest income (expense), net	(6,911)	(7,122)
Other income (expense), net	2,203	(2,512)

INCOME (EXPENSE) FROM CONTINUING OPERATIONS BEFORE BENEFIT FOR INCOME TAXES	2,537	(2,717)
Benefit for income taxes	2,100	2,060

NET INCOME (LOSS)	£4,637	£(657)

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS the company includes Cost of Access, Third Party Maintenance, Customer-specific costs and depreciation on network assets within Cost of sales.

Cost of revenue:

Under U.S. GAAP the company includes Cost of Access, Real estate, network and operations, Third Party Maintenance and Cost of equipment sales within Cost of revenue.

Foreign currency gains/(losses):

Under IFRS the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes which are included in finance costs, whereas under US GAAP these amounts are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Balance Sheets

Results below are in pounds sterling in thousands.

	March 31, 2006	December 31, 2005
	(unaudited)
Non-current assets
Intangible assets, net	£1,192	£1,296
Property, plant and equipment, net	125,890	129,005
Investment in associate	133	4
Retirement benefit asset	1,106	1,106
Derivative financial instruments	777	1,245
Trade and other receivables	3,248	3,669
Deferred tax assets	7,941	8,148

	140,287	144,473

Current assets
Trade and other receivables	50,935	59,954
Deferred tax assets	7,999	5,693
Derivative financial instrument	274	415
Cash and cash equivalents	48,771	44,847

	107,979	110,909

Total Assets	£248,266	£255,382

Current liabilities
Trade and other payables	£(61,214)	£(68,486)
Senior secured notes	(13,997)	(13,997)
Deferred revenue	(30,955)	(30,823)
Provisions	(2,948)	(2,980)
Obligations under finance leases	(7,742)	(6,681)

	(116,856)	(122,967)

Non-current liabilities
Trade and other payables	(795)	—
Senior secured notes	(193,857)	(195,097)
Deferred revenue	(101,026)	(103,850)
Retirement benefit obligation	(2,923)	(2,922)
Provisions	(11,149)	(11,603)
Obligations under finance leases	(21,957)	(23,661)

	(331,707)	(337,133)

Total Liabilities	(448,563)	(460,100)

Net liabilities	£(200,297)	£(204,718)

Capital and reserves
Equity share capital	£101	£101
Capital reserve	25,622	25,151
Hedging reserve	1,221	1,908
Accumulated deficit	(227,241)	(231,878)

Total Deficit	£(200,297)	£(204,718)

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Cash Flow Statements (unaudited)

Results below are in pounds sterling in thousands.

	Quarter Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
Operating activities
Profit (loss) for the year	£4,637	£(657)
Adjustments for:
Finance costs (net)	5,383	9,664
Income tax	(2,100)	(2,060)
Depreciation of property, plant and equipment	5,288	4,520
Amortization of intangible assets	186	245
Share-based payment expense	471	201
Loss (gain) on disposal of property, plant and equipment	(46)	412
(Decrease)/Increase in provisions	(686)	202
Other	(128)	(59)

Operating cash flows before movements in working capital	13,005	12,468
Increase (decrease) in trade and other receivables	8,740	(4,675)
Decrease in trade and other payables	(12,756)	(2,007)

Cash generated from operations	8,989	5,786
Interest paid	(440)	(905)

Net cash provided from operating activities	£8,549	£4,881

Investing activities
Interest received	£1,049	£488
Proceeds from disposal of property, plant and equipment	8	—
Purchase of property, plant and equipment	(4,570)	(2,492)

Net cash used in investing activities	£(3,513)	£(2,004)

Financing activities
Repayments of capital elements under finance leases	£(1,112)	£(1,639)

Net cash used in financing activities	£(1,112)	£(1,639)

Net increase in cash and cash equivalents	3,924	1,238
Cash and cash equivalents at beginning of period	44,847	21,193

Cash and cash equivalents at end of period	£48,771	£22,431

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of IFRS EBITDA to Profit (Loss) for the Period (unaudited)

Results below are in pounds sterling in thousands.

	Quarter Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
IFRS EBITDA	£13,803	£12,810
Depreciation and amortization	(5,883)	(5,863)
Finance revenue	446	487
Finance costs	(5,829)	(10,151)
Taxation	2,100	2,060

Profit (loss) for period	£4,637	£(657)

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to profit (loss) for the period, which is the most directly comparable GAAP measure. Management believes that EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

IFRS EBITDA consists of profit (loss) for the period before taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

Table 6

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Profit (Loss) Under IFRS to U.S. GAAP (unaudited)

Results below are in pounds sterling in thousands.

	Quarter Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
Profit (loss) reported under IFRS	£4,637	£(657)
Reconciling items:
Push down of Global Crossing’s fresh start accounting:
- Deferred income	(1,141)	(1,172)
Long-term IRU agreements	(87)	(274)
Restructuring costs	126	(1)
Pensions	1	(4)
Dilapidation provisions	33	82
Share-based compensation	(154)	(26)
Income taxes	(2,017)	(1,435)

Income (loss) under U.S. GAAP	£1,398	£(3,487)

Table 7

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)

Results below are in pounds sterling in thousands.

	Quarter Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
Adjusted Gross Margin	£40,574	£42,091
Less:
Customer-specific costs	(6,649)	(7,093)
Third-party maintenance	(4,465)	(4,745)
Depreciation & amortization (included within cost of sales)	(5,551)	(5,511)

Gross Profit (IFRS)	£23,909	£24,742

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of Adjusted Gross Margin, which is considered a non-GAAP financial metric, to Gross Profit, which is the most directly comparable IFRS measure. Adjusted Gross Margin is presented to increase the comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted Gross Margin is revenue minus cost of access.

Gross Profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Phil Metcalf
Name:	Phil Metcalf
Title:	Managing Director

Date: June 8, 2006